Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the year ended December 31, 2014 (in U.S. dollars, millions except per share amounts)

	Historical		Pro Forma
	Mitel – Year Ended December 31, 2014	Mavenir – Year Ended December 31, 2014	Adjustment – January 2014 Aastra Results (Note 5)	Other Adjustments (Note 6)		Combined (Note 6)
Revenues	$1,104.0	$129.8	$35.9	$(24.6	)(a)	$1,245.1
Cost of revenues	513.9	57.7	21.3	(13.4	)(a)	579.5

Gross margin	590.1	72.1	14.6	(11.2)		665.6

Expenses:
Selling, general and administrative	344.7	55.8	13.7	—		414.2
Research and development	118.3	30.5	5.6	—		154.4
Special charges and restructuring costs	72.7	0.8	15.0	—		88.5
Amortization of acquisition-related intangible assets	53.4	2.1	2.5	36.9	(b)	94.9

	589.1	89.2	36.8	36.9		752.0

Operating income (loss)	1.0	(17.1)	(22.2)	(48.1)		(86.4)
Interest expense	(21.0)	(1.9)	(0.1)	(14.7	)(c)	(37.7)
Debt retirement costs	(16.2)	(1.8)	—	—		(18.0)
Other income (expense)	6.0	(4.7)	(1.0)	—		0.3

Loss before income taxes	(30.2)	(25.5)	(23.3)	(62.8)		(141.8)
Income tax recovery (expense)	22.9	(0.5)	6.1	24.2	(d)	52.7

Net loss	$(7.3)	$(26.0)	$(17.2)	$(38.6)		$(89.1)

Net loss per share—Basic and Diluted	$(0.08)					$(0.75)
Weighted-average number of common shares outstanding—Basic and Diluted	95.6					119.0 (e)

(The accompanying notes are an integral part of these unaudited pro forma condensed combined statements of operations)

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the six months ended June 30, 2015 (in U.S. dollars, millions except per share amounts)

	Historical		Pro Forma
	Mitel – Six Months Ended June 30, 2015	Mavenir – Four Months Ended April 29, 2015 (Note 4)	Other Adjustments (Note 6)		Combined (Note 6)
Revenues	$525.0	$33.4	$(1.4	)(a)	$557.0
Cost of revenues	244.9	18.6	—		263.5

Gross margin	280.1	14.8	(1.4)		293.5

Expenses:
Selling, general and administrative	173.4	26.0	—		199.4
Research and development	60.9	14.8	—		75.7
Special charges and restructuring costs	27.3	16.7	—		44.0
Amortization of acquisition-related intangible assets	33.5	1.2	13.0	(b)	47.7

	295.1	58.7	13.0		366.8

Operating loss	(15.0)	(43.9)	(14.4)		(73.3)
Interest expense	(12.4)	(0.6)	(5.9	)(c)	(18.9)
Debt retirement costs	(9.1)	(0.6)	—		(9.7)
Other income (expense)	20.5	(2.1)	—		18.4

Loss before income taxes	(16.0)	(47.2)	(20.3)		(83.5)
Income tax recovery (expense)	9.7	(1.2)	7.8	(d)	16.3

Net loss	$(6.3)	$(48.4)	$(12.5)		$(67.2)

Net loss per share—Basic and Diluted	$(0.06)				$(0.56)
Weighted-average number of common shares outstanding—Basic and Diluted	107.0				120.1 (e)

(The accompanying notes are an integral part of these unaudited pro forma condensed combined statements of operations)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2014 and six months ended June 30, 2015

(in U.S. dollars, millions except per share amounts)

1.	Basis of Presentation

The accompanying unaudited pro forma condensed combined statements of operations of Mitel have been prepared to give effect to Mitel’s acquisition of Mavenir Systems, Inc. (“Mavenir”) on April 29, 2015.

The unaudited pro forma condensed combined statements of operations, or the “Pro Forma Statements of Operations,” for the year ended December 31, 2014 and six months ended June 30, 2015 combine the historical consolidated statements of operations of Mitel and Mavenir to give effect to the Mavenir acquisition as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined statements of operations also reflect the effect of the equity issued to Mavenir stockholders, the debt repaid in connection with the acquisition and the borrowings incurred by Mitel to finance the Mavenir acquisition.

The unaudited pro forma condensed combined statements of operations were derived from and should be read in conjunction with:

•	Mitel’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2014, the eight months ended December 31, 2013 and each of the two years ended April 30, 2013 and 2012 contained in Mitel’s annual report on Form 10-K filed with the SEC on February 26, 2015, or “Mitel’s Annual Report;”

•	Mitel’s unaudited interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2015 and 2014 (“Mitel’s Interim Financial Statements”), contained in Mitel’s interim report on Form 10-Q filed with the SEC on August 6, 2015, or “Mitel’s Interim Report;”

•	Mavenir’s audited annual consolidated financial statements and notes thereto for each of the three years ended December 31, 2014, 2013 and 2012 contained in Mitel’s current report on Form 8-K filed with the SEC on May 1, 2015, or “Mavenir’s Annual Financial Statements;” and

•	Mavenir’s unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2015 and 2014 contained in exhibit 99.1 to this form, or “Mavenir’s Interim Financial Statements.”

The historical consolidated statements of operations have also been adjusted to give effect to pro forma events that are directly attributable to the Mavenir acquisition, factually supportable, and expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined statements of operations have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or financial performance actually would have been had the acquisition been completed as of the dates indicated and does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined statements of operations have been prepared using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. The accounting for the acquisition, including estimating the fair values of assets and liabilities acquired, is still being completed. As a result, the final purchase price allocation, which is expected to be completed by December 31, 2015, may differ significantly from the estimates. The estimated purchase price and allocation of the purchase price to assets acquired and liabilities assumed is described in note 3 to Mitel’s Interim Financial Statements. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined statements of operations. Differences between preliminary estimates and final amounts may occur and these differences could be material to the accompanying unaudited pro forma condensed combined statements of operations and Mitel’s future financial performance and financial position.

In connection with the Mavenir acquisition, total acquisition-related transaction costs incurred by Mitel and Mavenir were approximately $47.6, and are primarily comprised of $23.8 of legal and advisory costs (of which $11.7 relate to Mitel and $12.1 relate to Mavenir), $17.2 of financing costs and $6.6 of original issue discount relating to the new credit facilities. In addition, Mitel and Mavenir expect to incur $8.6 of costs relating to the termination of existing credit facilities consisting of $7.3 of unamortized financing costs and $1.3 of unamortized original issue discount. The effect of legal and advisory costs to be incurred in connection with the acquisition as well as costs relating to terminating existing credit facilities are not reflected in the Pro Forma Statements of Operations as they do not have a continuing impact on the combined operating results. Financing costs and original issue discount are capitalized and amortized into net earnings as part of interest expense over the terms of the financing using the effective interest method.

The unaudited pro forma condensed combined statements of operations do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve, the costs to integrate the operations of Mitel and Mavenir or any costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

2.	Description of Mavenir Acquisition

On April 29, 2015, Mitel acquired Mavenir, a global provider of software-based networking solutions for mobile carriers. Mitel acquired all of the outstanding common shares of Mavenir in exchange for approximately $325.2 cash and 19.7 million Mitel shares. In addition, Mitel agreed to cash out all in-the-money, vested Mavenir stock options and, in exchange for all out-of-the-money and unvested Mavenir stock options, issue new 2.5 million Mitel stock options with economically similar terms.

The estimated purchase price and allocation of the purchase price to the assets acquired and liabilities assumed is described in note 3 to Mitel’s Interim Financial Statements.

In conjunction with the acquisition, Mitel refinanced its then-existing credit facilities (“Prior Credit Facilities”). The new credit facilities consist of a $660.0 term loan and a $50.0 revolving facility (the “April 2015 Credit Facilities”). Proceeds of $653.4 (net of original discount of $6.6), along with cash on hand, were used to repay the remaining $279.1 principal outstanding under the Prior Credit Facilities, to repay the remaining $26.9 principal outstanding under Mavenir’s credit facilities, for the cash consideration paid for the acquisition of Mavenir, as well as accrued interest, fees and expenses in connection with the refinancing and the acquisition of Mavenir. Further details on the refinancing are included in note 10 to Mitel’s Interim Financial Statements.

3.	Accounting Policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined statements of operations are consistent with those described in Mitel’s Annual Report and Mavenir’s Financial Statements.

4.	Mavenir’s Historical Results of Operations

On April 29, 2015, Mitel completed the acquisition of Mavenir. Mavenir’s results of operations are included in Mitel’s historical statement of operations from the date of acquisition. As a result, Mavenir’s historical results of operations for the six months ended June 30, 2015 reflect only Mavenir’s results of operations up to the date of acquisition, the four months ended April 29, 2015.

5.	Acquisition of Aastra in January 2014

On January 31, 2014, Mitel completed the acquisition of Aastra. Aastra’s results of operations are included in Mitel’s historical statement of operations from the date of acquisition. As a result, a pro forma adjustment has been made to the Pro Forma Statement of Operations to reflect the results of Aastra as if the acquisition of Aastra had occurred on January 1, 2014.

6.	Pro Forma Adjustments in Connection with the Mavenir Acquisition

This note should be read in conjunction with Note 1 –Basis of Presentation and Note 2 –Description of Mavenir Acquisition. The following summarizes the pro forma adjustments in connection with the Mavenir acquisition to give effect to the acquisition as if it had occurred on January 1, 2014:

(a)	To adjust revenue and cost of sales as a result of purchase accounting for deferred revenue and purchase accounting relating to in-progress contracts, as described under Management’s Discussion and Analysis – Results of Operations – Revenues included in Mitel’s Interim Report.

(b)	To adjust amortization of acquisition-related intangible assets as follows:

Year Ended December 31, 2014
Eliminate Mavenir’s historical intangible asset amortization expense	$(2.1)
Estimated amortization expense of acquired finite-lived intangible assets:
Customer relationships	14.3
Developed technology	24.7

Total	$36.9

Six Months Ended June 30, 2015
Eliminate Mavenir’s historical intangible asset amortization expense	$(1.2)
Estimated amortization expense of acquired finite-lived intangible assets:
Customer relationships	5.2
Developed technology	9.0

Total	$13.0

(c)	To adjust interest expense related to the new credit facility and repayment of the existing credit facility as follows:

Year Ended December 31, 2014
Eliminate Mitel and Mavenir’s historical interest expense relating to existing credit facilities	$(21.8)
Estimated interest expense on outstanding principal under new credit facilities	33.0
Estimated amortization of financing fees and other costs	3.5

Total increase in interest expense	$14.7

Six Months Ended June 30, 2015
Eliminate Mitel and Mavenir’s historical interest expense relating to existing credit facilities	$(12.4)
Estimated interest expense on outstanding principal under new credit facilities	16.5
Estimated amortization of financing fees and other costs	1.8

Total increase in interest expense	$5.9

The above calculations have been based upon the cost of funds as described in note 10 to Mitel’s Interim Financial Statements.

(d)	To record the income tax effect on the pro forma adjustments, using an expected tax rate of 38.5%, based on marginal tax rates in the primary jurisdictions of Mitel and Mavenir. The actual tax rates could differ significantly from the tax rates assumed for purposes of preparing the unaudited pro forma condensed combined statements of operations as a result of a variety of factors, including restructuring and other post-acquisition activities.

(e)	The pro forma basic and diluted earnings per common share for the periods presented have been adjusted by the common shares issued by Mitel in connection with the acquisition.

(in millions of shares)
Year Ended December 31, 2014
Basic and diluted weighted average Mitel common shares outstanding (as reported)	95.6
Adjusted for:
Issuance of Mitel common shares to Mavenir stockholders	19.7
Issuance of Mitel common shares to Aastra shareholders for pro forma one month ending January 31, 2014 (see note 5)	3.7

Basic and diluted weighted average Mitel common shares outstanding (pro forma)	119.0

(in millions of shares)
Six Months Ended June 30, 2015
Basic and diluted weighted average Mitel common shares outstanding (as reported)	107.0
Adjusted for:
Issuance of Mitel common shares to Mavenir stockholders to reflect the period prior to acquisition, the four months ending April 29, 2015	13.1

Basic and diluted weighted average Mitel common shares outstanding (pro forma)	120.1